Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS
PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended

	September 29,	September 30,	September 29,	September 30,
	2002	2001	2002	2001

Number of shares of Class A and Class B common stock outstanding at beginning of Period	9,503	9,487	9,495	9,460
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	3	2	7	24

Shares used in the computation of basic earnings per common share	9,506	9,489	9,502	9,484
Adjustment to reflect dilution from common stock equivalents	17	13	16	16

Shares used in the computation of diluted earnings per common share	9,523	9,502	9,518	9,500

Net income available for common shares	$47,524	$1,305	$109,490	$214,062

Basic earnings per common Share	$5.00	$0.14	$11.52	$22.57

Diluted earnings per common share	$4.99	$0.14	$11.50	$22.53